September 7, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Re: Inadvertent Designation as a "shell" company
Form: 10-K
Reporting Period: June 30, 2010
Reporting Date: October 28, 2010
IRS Tax I.D. # 36-4627722

To Whom It May Concern:

It has come to our attention that the former President, Chief Executive Officer, Chief Financial Officer and Director, Wayne A. Doss, inadvertently checked the box indicating that BookMerge Technology, Inc. (OTCBB:BRKM) was a "shell" company on the face page of the June 30, 2010 Form 10-K filed October 28, 2010.

BookMerge Technology, Inc. has never been a "shell" company as confirmed by the audited financials submitted and other reporting on the June 30, 2010 Form 10-K as well as all other reporting to the present.

Sincerely,

BookMerge Technology, Inc.

/s/ Richard B. Carter
Richard B. Carter
Chief Executive Offiere, President
Chief Fiancial Officer and Director

/s/ Joseph J. Spadafore
Joseph J. Spadafore
Secretary, Vice-President and Director

1560 N. Maple St., Corona, CA 92880
Tel. 951.734.5344 Fax. 951.734.5357